C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2008 NOV 25 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : BC/CPP/100/08

BY AIRMAIL

14th November, 2008

08006015

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

PROCESSED
DEC 01 2008
THOMSON REUTERS

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

dlw 11/26

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 14th November, 2008 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to Revision of the Existing Annual Caps under the Continuing Connected Transactions

Date : 13th November, 2008

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

REVISION OF THE EXISTING ANNUAL CAPS UNDER THE CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Previous Announcement and Circular in relation to the CP China-CCT Agreement and the CPP Supply Agreement. Transactions under each of these agreements and the related caps were approved by the Independent Shareholders at the Previous Special General Meeting.

The significant increase in demand for the Group's supply of Type A Merchandise under the CP China-CCT Agreement and the CPP Supply Agreement in recent months has significantly exceeded the Board's previous expectation. As at 30 September 2008, the value of Type A Merchandise supplied by the Group to CP Intertrade almost reached the relevant annual cap for the financial year ending 31 December 2008. In addition, it is anticipated that the actual sales of Type A Merchandise by the Group to CP China Group during the period from the effective date of the CP China-CCT Agreement to 30 September 2008 together with the expected sales to CP China Group in the fourth quarter would exceed the relevant annual cap for the financial year ending 31 December 2008. In order to allow the Group to continue to supply Type A Merchandise under the terms and conditions set out in the CP China-CCT Agreement and the CPP Supply Agreement, the Company proposes to revise the Existing Annual Caps.

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

CP China, an investment holding company, is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, CP China is a connected person of the Company within the meaning of the Listing Rules.

CP Intertrade, which is owned as to 51.31% by the Chearavanont Shareholders, is indirectly interested in 34.74% of the issued share capital of the Company through the shareholding of CPI Holding Co., Ltd.. CP Intertrade is a substantial shareholder and a connected person of the Company under the Listing Rules.

As each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the Revised Annual Caps is more than 2.5%, each of the Revised Annual Caps will be subject to the Independent Shareholders' approval at the SGM and will be the subject of advice of the Independent Board Committee and the fairness opinion of an independent financial adviser. The Chearavanont Shareholders and their associates will abstain from voting on the resolutions in respect of the Revised Annual Caps to be proposed at the SGM, which will be taken by way of poll.

A circular containing, among other things, details of the Revised Annual Caps, a letter from the Independent Board Committee to the Independent Shareholders, a letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a notice to convene the SGM will be dispatched to the shareholders of the Company as soon as practicable.

REVISION OF THE EXISTING ANNUAL CAPS UNDER THE CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Previous Announcement and Circular in relation to the following agreements, each of which and the related caps were approved by the Independent Shareholders at the Previous Special General Meeting.

(1) CP China-CCT Agreement; and

(2) CPP Supply Agreement.

THE EXISTING ANNUAL CAPS AND THE REVISED ANNUAL CAPS

The significant increase in demand for the Group's supply of Type A Merchandise under the CP China-CCT Agreement and the CPP Supply Agreement in recent months has significantly exceeded the Board's previous expectation. As at 30 September 2008, the value of Type A Merchandise supplied by the Group to CP Intertrade almost reached the relevant annual cap for the financial year ending 31 December 2008. In addition, it is anticipated that the actual sales of Type A Merchandise by the Group to CP China Group during the period from the effective date of the CP China-CCT Agreement to 30 September 2008 together with the expected sales to CP China Group in the fourth quarter would exceed the relevant annual cap for the financial year ending 31 December 2008. In order to allow the Group to continue to supply Type A Merchandise under the terms and conditions set out in the CP China-CCT Agreement and the CPP Supply Agreement, the Company proposes to revise the Existing Annual Caps.

The table below sets out the sales amount of each of the Continuing Connected Transactions for the nine months ended 30 September 2008:

Category of transactions	Unaudited Nine months ended 30 September 2008 *RMB'000*	*HK$'000*
CP China-CCT Agreement	2,287*	2,562*
CPP Supply Agreement	1,947	2,181

**Note: The CP China-CCT Agreement took effect from the date of completion of the Disposal on 22 August 2008. The sales amount under the CP China-CCT Agreement from its effective date up to 30 September 2008 amounted to RMB2,287,000 (approximately HK$2,562,000).*

The table below sets out the Existing Annual Caps and the proposed Revised Annual Caps: –

	Year ending 31 December 2008 *RMB'000* *(HK$'000)*			Year ending 31 December 2009 *RMB'000* *(HK$'000)*			Year ending 31 December 2010 *RMB'000* *(HK$'000)*		
Category of transaction	Existing Annual Cap	Amount of increase	Revised Annual Cap	Existing Annual Cap	Amount of increase	Revised Annual Cap	Existing Annual Cap	Amount of increase	Revised Annual Cap
CP China-CCT	7,516[1]	7,558	15,074	25,000	25,400	50,400	30,000	30,480	60,480
Agreement	(8,418)[1]	(8,465)	(16,883)	(28,000)	(28,448)	(56,448)	(33,600)	(34,138)	(67,738)
CPP Supply Agreement[2]	2,000	2,000	4,000	2,200	2,600	4,800	2,420	3,340	5,760
	(2,240)	(2,240)	(4,480)	(2,464)	(2,912)	(5,376)	(2,710)	(3,741)	(6,451)

Note 1: The annual cap for the financial year ending 31 December 2008 is the prorated portion of the full amount for year 2008 representing the remaining part of the financial year calculated on a day-to-day basis from the effective date of the CP China-CCT Agreement on 22 August 2008 until 31 December 2008.

Note 2: Although the CPP Supply Agreement took effect from the date of approval by the Independent Shareholders on 19 June 2008, its annual cap for 2008 is for the entire year from 1 January 2008 to 31 December 2008.

Basis for determining the Revised Annual Caps

CP China-CCT Agreement

The revised caps are determined with reference to (i) the value of Type A Merchandise actually supplied by the Group under the CP China-CCT Agreement from its effective date up to 30 September 2008, which amounted to RMB2,287,000 (approximately HK$2,562,000); (ii) the indication from CP China Group in respect of the demand for Type A Merchandise in the fourth quarter of 2008; (iii) the prevailing market prices of Type A Merchandise; and (iv) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

CPP Supply Agreement

The revised caps are determined with reference to (i) the value of Type A Merchandise actually supplied by the Group under the CPP Supply Agreement for the nine months ended 30 September 2008, which amounted to RMB1,947,000 (approximately HK$2,181,000); (ii) indication from CP Intertrade in respect of the demand for Type A Merchandise in the fourth quarter of 2008; (iii) the prevailing market prices of Type A Merchandise; and (iv) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

REASONS FOR THE REVISION OF THE EXISTING ANNUAL CAPS

The Group is principally engaged in the production and sale of Chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

The Directors are of the view that the Revised Annual Caps would allow the Group to increase its supply of Type A Merchandise to two groups of long term, reliable customers, and thereby expanding its overall revenue. The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the independent financial adviser) consider that the Revised Annual Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

CP China, an investment holding company, is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, CP China is a connected person of the Company within the meaning of the Listing Rules.

CP Intertrade which is owned as to 51.31% by the Chearavanont Shareholders, is indirectly interested in 34.74% of the issued share capital of the Company through the shareholding of CPI Holding Co., Ltd.. CP Intertrade is a substantial shareholder and a connected person of the Company under the Listing Rules.

As each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the Revised Annual Caps is more than 2.5%, each of the Revised Annual Caps will be subject to the Independent Shareholders' approval at the SGM and will be the subject of advice of the Independent Board Committee and the fairness opinion of an independent financial adviser. The Chearavanont Shareholders and their associates will abstain from voting on the resolutions in respect of the Revised Annual Caps to be proposed at the SGM, which will be taken by way of poll.

GENERAL

A circular containing, among other things, details of the Revised Annual Caps, a letter from the Independent Board Committee to the Independent Shareholders, a letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a notice to convene the SGM will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions under the CP China-CCT Agreement and the CPP Supply Agreement
"CP China-CCT Agreement"	the supply agreement entered into between the Company and CP China on 18 April 2008 for the supply by the Group to CP China Group of Type A Merchandise required by the CP China Group on an ongoing basis
"CP China"	CP China Investment Limited, a company incorporated in the Cayman Islands with limited liability and is principally engaged in investment holding
"CP China Group"	CP China, its subsidiaries, jointly controlled entities and associated companies
"CP Intertrade"	C.P. Intertrade Co., Ltd., a limited liability company established in Thailand and is principally engaged in trading business

"CPP Supply Agreement"	the supply agreement entered into between the Company and CP Intertrade on 18 April 2008 for the supply by the Group to CP Intertrade of Type A Merchandise required by CP Intertrade on an ongoing basis
"Directors"	the directors of the Company
"Disposal"	the disposal by the Company to CP China of certain sale interests and sale loan pursuant to the terms of the disposal agreement dated 18 April 2008 entered into between the Company and CP China, details of which are set out in the Previous Announcement and Circular
"Existing Annual Caps"	the existing annual caps under the CP China-CCT Agreement and the CPP Supply Agreement approved at the Previous Special General Meeting
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the board committee appointed by the Board, comprising the independent non-executive Directors, to advise the Independent Shareholders in relation to the Revised Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than the Chearavanont Shareholders and their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Previous Announcement and Circular"	the announcement dated 18 April 2008 and the circular dated 27 May 2008 issued by the Company in relation to, among other matters, the Continuing Connected Transactions and the Disposal

"Previous Special General Meeting"	the special general meeting of the Company held on 19 June 2008
"Revised Annual Caps"	the proposed revised annual caps for the Continuing Connected Transactions to be proposed for approval by the Independent Shareholders at the SGM
"RMB"	Renminbi, the lawful currency of the PRC
"SGM"	the special general meeting of the Company to be held to approve the Revised Annual Caps
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Type A Merchandise"	chlortetracycline which is feed additive
"%"	per cent

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 13 November, 2008

For the purpose of this announcement, translations of RMB into HK$ are made for illustration purposes only at the exchange rate of RMB1.0 to HK$1.12. No representation is made that any amount in RMB or HK$ could have been or could be converted at the above rate or at any other rates at all.

As at the date of this announcement, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

END